NEWS RELEASE

Canarc Stakes Claims at Windfall Hills, Provides Corporate Update

Vancouver, Canada – October 27, 2014 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces it has staked an additional two large mineral claims totaling 3,337 hectares surrounding its Windfall Hills gold-silver exploration project located in central British Columbia. Canarc’s land position at Windfall Hills now totals 4,337 hectares.

The Company recently completed an initial three hole, 1149 meter drill program at Windfall Hills that intersected an extensive alteration zone anomalous in gold-silver over several hundred meters width and discovered bulk tonnage gold-silver mineralization including 1.54 grams per tonne (gpt) gold equivalent (AuEq) over a 28 m core length (0.045 oz per ton over 91.9 feet) in hole WH-14-03.

Canarc is now evaluating the possibility of additional geochemical and geophysical surveys next year in order to better target this exciting new mineralized zone and its possible extensions onto the newly staked claims for a phase 2 drill program in 2015, subject to financing.

Regarding Canarc’s New Polaris gold mine project, CEO Catalin Chiloflischi has plans to meet with possible new strategic partners to help finance and advance the New Polaris gold mine project through feasibility, permitting and construction. COO Garry Biles is evaluating an alternative metallurgical process to allow the pouring of dore gold bars at the mine-site in order to reduce operating costs.

The cost of a feasibility and permitting program is estimated at about $9 million. This would include 15,000 meters of infill drilling in approximately 35 holes in order to provide sufficient measured and indicated resources for feasibility. About $4 million of the $9 million cost is related to drilling and the balance is related to permitting and engineering studies.

A NI 43-101 preliminary economic assessment report (“PEA”) for the New Polaris gold mine project, dated April 10, 2011, was completed by Moose Mountain Technical Services. A copy of the report was filed on the Sedar website on May 26, 2011 and can be viewed at: http://www.sedar.com.

Parameters used in the base case economic model were for the gold price (US$1200 per oz), $CA/$US exchange rate (1.00), cash costs (US$481 per oz) and cut-off grade (7 grams per tonne), the PEA generates a discounted (5%) after-tax Net Present Value (“NPV”) of CA$129.8 million with an after-tax Internal Rate of Return (“IRR”) of 31.4% and a 2.5 year pay-back period.

After the recent termination of the Santa Fe agreement, management has also returned its focus to evaluating advanced gold mine projects throughout the Americas for possible acquisition.

Garry Biles, P.Eng, Canarc’s President and COO, is the Qualified Person who reviewed and approved the technical information contained in this news release.

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

FOR MORE INFORMATION:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net Website: www.canarc.net

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its gold properties in north and central BC. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

The Preliminary Economic Assessment is preliminary in nature, it includes inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.